

September 26, 2014

Via E-Mail
Leif Andersen
President
Sebring Software, Inc.
1400 Cattlemen Rd, Suite D
Sarasota, FL 34232

> **Re: Sebring Software, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-53785**

Dear Mr. Andersen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page F-7

Note 3 – Business Acquisitions, page F-10

1. We note in your response to our comment 1 you expect to have completed the audit of Orthodontic Specialists Management LLC ("OSM") in January 2015. Please file a Form 8-K to disclose when this information will be available to your investors.

2. We note your response to our prior comment 2. We do not agree with your conclusion that each of the AAR, Simon and Scottsdale acquisitions was not significant acquisitions for which financial statements were required to have been filed. The significance tests must be performed based on audited annual pre-acquisition financial statements. The purchase price of each acquisition exceeded your total assets as of December 31, 2012, accordingly, each acquisition was significant and audited financial statements were required to have been filed for each acquisition. Please provide the necessary Forms 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551 - 3727 or me at (202) 551 - 3871 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining